                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                   SCHEDULE TO
                                  (RULE 13e-4)
                             TENDER OFFER STATEMENT
                                      UNDER
                          SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                               -------------------

                        MILLENNIUM PHARMACEUTICALS, INC.
         (Name of Subject Company (Issuer) and Filing Person (Offeror))
                               -------------------

             5.00% CONVERTIBLE SUBORDINATED NOTES DUE MARCH 1, 2007
                4.50% CONVERTIBLE SENIOR NOTES DUE JUNE 15, 2006
                        (Title of Classes of Securities)
                               -------------------

                                   217753 AC 6
                                   217753 AE 2
                    (CUSIP Numbers of Classes of Securities)

                               -------------------

                            John B. Douglas III, Esq.
                    Senior Vice President and General Counsel
                        Millennium Pharmaceuticals, Inc.
                                75 Sidney Street
                               Cambridge, MA 02139
                                 (617) 679-7000
           (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                    Copy to:
                             David E. Redlick, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000
                               -------------------

                            CALCULATION OF FILING FEE
================================================================================
        TRANSACTION VALUATION             AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
             Not applicable*                  Not applicable*
================================================================================

* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

|_| Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: Not applicable.      Filing party: Not applicable.
      Form or Registration No.: Not applicable.    Date filed: Not applicable.

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

         |_|  third party tender offer subject to Rule 14d-1.

         |X|  issuer tender offer subject to Rule 13e-4.

         |_|  going-private transaction subject to Rule 13e-3.

         |_|  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                                Millennium Pharmaceuticals, Inc.
                                                76 Sidney Street
                                                Cambridge, MA 02139
                                                Tel 617 679 7000
                                                www.millennium.com


NEWS RELEASE


                                            [MILLENNIUM LOGO]



FOR RELEASE FEBRUARY 12, 2002 AT 2:00 PM ET

Millennium Pharmaceuticals, Inc.
Gina Brazier (investors)
(617) 551-3611

COR Therapeutics, Inc.
Shari Annes (investors)
(650) 244-6889



                    SHAREHOLDERS APPROVE MERGER OF MILLENNIUM
                      PHARMACEUTICALS AND COR THERAPEUTICS

         --MERGER SERVES AS A KEY MILESTONE IN GOAL OF CREATING A MAJOR
                           BIOPHARMACEUTICAL COMPANY--


CAMBRIDGE, MASS. AND SOUTH SAN FRANCISCO, CA., FEBRUARY 12, 2002-- Millennium Pharmaceuticals, Inc. (Nasdaq: MLNM) and COR Therapeutics, Inc. (Nasdaq: CORR) today announced they have received shareholder approval from their respective shareholders of the merger of the two companies. The companies anticipate closing the merger today at 4:01 PM ET when the certificate of merger becomes effective. The combined company will be named Millennium Pharmaceuticals, Inc., with worldwide headquarters in Cambridge, Massachusetts.

As a result of the merger, COR Therapeutics shareholders will receive 0.9873 shares of Millennium common stock in exchange for each COR Therapeutics share. The merger will be treated as a purchase for accounting purposes and will result in significant goodwill and in-process R&D charges.

SHAREHOLDERS APPROVE MERGER OF MILLENNIUM PHARMACEUTICALS AND COR THERAPEUTICS

The two companies bring together complementary capabilities by uniting COR's cardiovascular expertise, product pipeline, and commercial infrastructure for its market-leading anti-platelet cardiovascular product, INTEGRILIN(R) (eptifibatide) Injection, with Millennium's genomic-based research, drug discovery and development technology platform, business leadership in strategic alliances, and product pipeline in oncology, inflammation and metabolic disease. The merger serves as a key milestone in achieving Millennium's goal of creating a major biopharmaceutical company.

"Our merger with COR is a key step in building a major biopharmaceutical company and delivering breakthrough personalized medicine," said Mark Levin, chief executive officer of Millennium. "We believe this combined entity provides commercial operating infrastructure and a sustainable pipeline across four franchise areas."

ASSUMPTION OF COR NOTES

In connection with the closing of the merger, Millennium will assume COR's $600 million in convertible debt resulting from two offerings: the 5.00% Convertible Subordinated Notes due March 1, 2007 and the 4.50% Convertible Senior Notes due June 15, 2006. As a result, the noteholders have an option to convert to Millennium common stock. Within 30 days following the closing of the merger, Millennium is obligated to offer cash for the notes at face value. Due to current market conditions, Millennium is actively considering creating alternatives to this cash offer, including giving noteholders the right to sell Millennium the notes on more favorable terms at a future date.

In connection with Millennium's assumption of the notes, Millennium intends to file today a registration statement for the 4.50% notes and the shares of Millennium common stock issuable upon their conversion. Millennium also intends to amend COR's existing registration statements to withdraw from registration all unsold COR notes and underlying COR common stock.


ABOUT MILLENNIUM

Millennium Pharmaceuticals, Inc., a leading biopharmaceutical company, applies its comprehensive and integrated science and technology platform for the discovery and development of breakthrough therapeutic and predictive medicine products, with a goal of enabling physicians to more closely customize medical treatment by combining knowledge of the genetic basis for disease and the genetic characteristics of patients on a molecular basis. Millennium is primarily focusing its research and development and commercialization activities in four key areas: cardiovascular, oncology, inflammation and metabolic disease. Through the industrialization of its gene-to-patient platform, Millennium is striving to accelerate the process of drug discovery and development. Headquartered in Cambridge, Mass., Millennium currently employs more than 1,500 people.

SHAREHOLDERS APPROVE MERGER OF MILLENNIUM PHARMACEUTICALS AND COR THERAPEUTICS

ABOUT COR

COR Therapeutics, Inc., is dedicated to the discovery, development and commercialization of novel pharmaceutical products for the treatment and prevention of severe cardiovascular diseases. COR has complementary research and development programs that seek to address critical needs in severe cardiovascular care, including unstable angina, acute myocardial infarction, deep vein thrombosis, and restenosis. Recently, COR has extended its research and development activities to include oncology.

THIS PRESS RELEASE CONTAINS "FORWARD-LOOKING STATEMENTS," INCLUDING STATEMENTS ABOUT THE MERGER OF MILLENNIUM AND COR AND STATEMENTS ABOUT THE COMBINED ENTITY'S GROWTH AND FUTURE OPERATING RESULTS, DISCOVERY AND DEVELOPMENT OF PRODUCTS, STRATEGIC ALLIANCES AND INTELLECTUAL PROPERTY. VARIOUS IMPORTANT FACTORS MAY CAUSE MILLENNIUM'S ACTUAL RESULTS TO DIFFER MATERIALLY, INCLUDING:
THE INABILITY OF MILLENNIUM TO SUCCESSFULLY INTEGRATE COR'S OPERATIONS AND EMPLOYEES; THE INABILITY TO REALIZE ANTICIPATED SYNERGIES AND COST SAVINGS; ADVERSE RESULTS IN DRUG DISCOVERY AND CLINICAL DEVELOPMENT PROCESSES; FAILURE TO OBTAIN PATENT PROTECTION FOR DISCOVERIES; COMMERCIAL LIMITATIONS IMPOSED BY PATENTS OWNED OR CONTROLLED BY THIRD PARTIES; DEPENDENCE UPON STRATEGIC ALLIANCE PARTNERS TO DEVELOP AND COMMERCIALIZE PRODUCTS AND SERVICES BASED ON MILLENNIUM'S WORK; DIFFICULTIES OR DELAYS IN OBTAINING REGULATORY APPROVALS TO MARKET PRODUCTS AND SERVICES RESULTING FROM MILLENNIUM'S DEVELOPMENT EFFORTS; THE REQUIREMENT FOR SUBSTANTIAL FUNDING TO CONDUCT RESEARCH AND DEVELOPMENT AND TO EXPAND COMMERCIALIZATION ACTIVITIES; AND THE OTHER FACTORS DESCRIBED UNDER THE HEADING "RISK FACTORS" IN MILLENNIUM'S AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-4 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 7, 2002, WHICH "RISK FACTORS" ARE INCORPORATED BY REFERENCE INTO THIS PRESS RELEASE. WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

THIS PRESS RELEASE DOES NOT CONSTITUTE AN OFFER OF THE 4.50% NOTES OR MILLENNIUM COMMON STOCK THAT WILL BE COVERED BY THE REGISTRATION STATEMENT REFERENCED ABOVE.

IMPORTANT ADDITIONAL INFORMATION ABOUT THE MILLENNIUM/COR MERGER HAS BEEN FILED WITH THE SEC

MILLENNIUM HAS FILED WITH THE SEC A REGISTRATION STATEMENT ON FORM S-4 IN CONNECTION WITH THE MERGER BETWEEN MILLENNIUM AND COR THERAPEUTICS, AND MILLENNIUM AND COR HAVE FILED WITH THE SEC AND MAILED TO THEIR RESPECTIVE STOCKHOLDERS A JOINT PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH THE TRANSACTION. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT MILLENNIUM, COR, THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY.

INVESTORS AND SECURITY HOLDERS MAY OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/ PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY MILLENNIUM AND COR THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, INVESTORS AND SECURITY HOLDERS MAY OBTAIN FREE COPIES OF THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS FROM MILLENNIUM BY CONTACTING GINA BRAZIER OR FROM COR BY CONTACTING SHARI ANNES.

IMPORTANT ADDITIONAL INFORMATION ABOUT THE CHANGE IN CONTROL CASH REPURCHASE OFFER FOR THE COR NOTES WILL BE FILED WITH THE SEC

MILLENNIUM PLANS TO FILE WITH THE SEC A SCHEDULE TO IN CONNECTION WITH THE CHANGE IN CONTROL CASH REPURCHASE OFFER THAT IT IS REQUIRED TO MAKE WITH RESPECT TO THE COR NOTES. THE SCHEDULE TO, INCLUDING THE RELATED CHANGE IN CONTROL NOTICE AND OFFER TO PURCHASE, WILL CONTAIN IMPORTANT INFORMATION ABOUT MILLENNIUM, THE COR NOTES, THE CHANGE IN CONTROL REPURCHASE OFFER AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE SCHEDULE TO CAREFULLY WHEN IT BECOMES AVAILABLE.

SHAREHOLDERS APPROVE MERGER OF MILLENNIUM PHARMACEUTICALS AND COR THERAPEUTICS

INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE SCHEDULE TO AND OTHER DOCUMENTS FILED WITH THE SEC BY MILLENNIUM THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. IN ADDITION, INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF THE SCHEDULE TO FROM MILLENNIUM BY CONTACTING GINA BRAZIER.



                                       ###

Editor's Note: This release is available on Millennium's Web site at: www.millennium.com